6101 Condor Drive Moorpark, CA 93021

August 16, 2013

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

SUBJECT:

File No. 001-34416

Response to your comment letter

PennyMac Mortgage Investment Trust

Form 10-K for the year ended December 31, 2012, filed on February 28, 2013

Form 10-Q for the quarter ended March 31, 2013, filed May 10, 2013

Dear Ms. LaMothe:

I am writing in response to your letter dated August 6, 2013 regarding your review of the Annual Report on Form 10-K of PennyMac Mortgage Investment Trust (the “Company”) for the year ended December 31, 2012 as filed on February 28, 2013 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 as filed on May 10, 2013.

Following are our responses to your comments. For ease of review, we have reprinted your comments in bold face followed by our responses.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Net investment income, page 65

1.	We have considered your response and proposed revisions to comment 1. Given the significance to your net investment income, we continue to believe an overall discussion regarding the changes to net investment income should include and quantify the material impact of fair value adjustments. Currently it is focused on average investment size or increases in your correspondent lending business. Please confirm you will revise future periodic reports to further highlight the effect of non-cash fair value adjustments in your periodic results.

Ms. Cicely LaMothe

August 16, 2013

We have included the following disclosure in our Quarterly Report on Form 10-Q for the period ended June 30, 2013 in response to your comment, and will include similar disclosures in future filings (new disclosures are in bold face):

Net Investment Income

During the quarter and six months ended June 30, 2013, we recorded net investment income of $129.7 million and $248.7 million, respectively, comprised primarily of net gain on mortgage loans acquired for sale of $44.4 million and $73.7 million and net gain on investments of $46.8 million and $110.8 million, supplemented by $26.8 million and $43.7 million of interest income, $4.8 million and $10.2 million of loan origination fees and $7.9 million and $13.9 million of net loan servicing fees, partially offset by $1.9 million and $5.2 million from results of real estate acquired in settlement of loans (REO), respectively. This compares to net investment income of $64.4 million and $111.1 million recognized during the quarter and six months ended June 30, 2012, comprised primarily of net gain on mortgage loans acquired for sale of $18.0 million and $31.4 million and net gain on investments of $28.0 million and $39.5 million, supplemented by $16.0 million and $32.4 million of interest income and $2.6 million and $6.3 million from results of REO and negative net loan servicing fees of $855,000 and $658,000, respectively.

Net investment income includes non-cash fair value adjustments. Because we have elected to record our mortgage loan investments and our mortgage loan investments under forward purchase agreements at fair value, a substantial portion of the income we record with respect to such loans results from changes in fair value. Net investment income also includes non-cash fair value adjustments related to mortgage loans acquired for sale, IRLCs, forward purchase and sale contracts and MBS put and call options.

Ms. Cicely LaMothe

August 16, 2013

The non-cash fair value adjustments related to our mortgage loan investments, including mortgage loan investments under forward purchase agreements, are included in “Net gain (loss) on investments—Mortgage loans.” The non-cash fair value adjustments related to mortgage loans acquired for sale, IRLCs, forward purchase and sale contracts and MBS put and call options are included in “Net gain on mortgage loans acquired for sale.” The amounts of non-cash fair value adjustments included for the periods indicated are as follows:

	Quarter ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(in thousands)
Net gain or loss on investments—mortgage loans
Mortgage loans	$39,571	$19,161	$95,187	$20,026
Mortgage loans under forward purchase agreements	(777)	1,756	(777)	7,175

	38,794	20,917	94,410	27,201

Net gain on mortgage loans acquired for sale
Mortgage loans acquired for sale	(34,572)	4,644	(36,994)	5,825
IRLCs	(28,020)	8,625	(36,446)	7,161
Hedging derivatives	97,026	(2,038)	96,360	(633)

	34,434	11,231	22,920	12,353

	$73,228	$32,148	$117,330	$39,554

Cash is generated when mortgage loan investments and mortgage loans under forward purchase agreements are monetized through payoffs or sales, when payment of principal and interest occur on such loans—generally after they are modified—or when the property securing a mortgage loan that has been settled through acquisition of the property has been sold. We receive proceeds on the sale of mortgage loans acquired for sale that include both cash and our estimate of the value of MSRs and we recognize a liability for potential losses relating to representations and warranties created in the loan sales transactions. Cash flows relating to hedging instruments are generally produced when the instruments mature or when we effectively cancel the transactions through an offsetting trade.

During the quarter and six months ended June 30, 2013, we received proceeds from liquidation of mortgage loan investments of $68.4 million and $125.8 million, respectively. For these liquidations, we had recorded $10.7 million and $17.7 million, respectively, of accumulated valuation gains during the period we held the assets and recorded additional gains of $8.0 million and $16.4 million, respectively, when the assets were liquidated.

***

Ms. Cicely LaMothe

August 16, 2013

Net Gain (Loss) on Investments, page 75

2.	We note your response to comment 2 and proposed revisions. In addition to quantifying the defaults and repayments of mortgage loans modified in the prior year, please also quantify defaults and repayments that occurred during the year for all previously modified mortgages, regardless of when the modification occurred. In addition, as previously requested, please include a discussion of how the information presented should be used in understanding any trends and success rates of your modification programs and their ability to generate cash flows from your nonperforming loan portfolio for each period presented.

We have included the following disclosures in our Quarterly Report on Form 10-Q for the period ended June 30, 2013 in response to your comments and will include similar disclosures in future filings (additions in bold face):

The following tables present a summary of loan modifications completed for the periods presented:

	Quarter ended June 30,				Six months ended June 30,
	2013		2012		2013		2012
Modification type(1)	Number of loans	Balance of loans(2)	Number of loans	Balance of loans(2)	Number of loans	Balance of loans(2)	Number of loans	Balance of loans(2)
	(dollar amounts in thousands)
Rate reduction	149	$32,226	83	$21,886	272	$59,131	268	$70,799
Term extension	127	28,816	64	16,494	238	51,396	157	40,926
Capitalization of interest and fees	250	54,442	155	37,204	468	100,627	422	103,259
Principal forbearance	60	16,157	14	4,527	109	25,088	51	15,570
Principal reduction	122	28,056	68	17,489	196	48,397	206	51,538
Total	250	54,442	155	37,204	468	100,627	422	103,259
Defaults of mortgage loans modified in the prior year		$2,796		$828		$7,134		$1,818
As a percentage of balance of loans before modification		10%		7%		9%		11%
Defaults during the period of mortgage loans modified since acquisition(3)		$11,060		$3,913		$20,983		$5,673
As a percentage of balance of loans before modification		6%		5%		11%		7%
Repayments and sales of mortgage loans modified in the prior year		$6,438		$1,043		$17,997		$2,238
As a percentage of balance of loans before modification		18%		7%		18%		12%

(1)	Modification type categories are not mutually exclusive, and a modification of a single loan may be counted in multiple categories if applicable. The total number of modifications noted in the table is therefore lower than the sum of all of the categories.
(2)	Before modification.
(3)	Represents defaults of mortgage loans during the period that have been modified by us at any point since acquisition.

Ms. Cicely LaMothe

August 16, 2013

The following table summarizes the average impact of the modifications noted above to the terms of the loans modified for the periods presented:

	Quarter ended June 30,				Six months ended June 30,
	2013		2012		2013		2012
Category	Before Modification	After Modification	Before Modification	After Modification	Before Modification	After Modification	Before Modification	After Modification
	(Dollar amounts in thousands)
Loan balance	$218	$197	$240	$226	$215	$197	$245	$226
Remaining term (months)	311	447	306	366	312	445	309	365
Interest rate	5.89%	4.18%	6.35%	4.29%	5.93%	4.17%	6.56%	4.04%
Forbeared principal	$—	$7	$—	$4	$—	$6	$—	$7

Defaults on mortgage loans modified as a percentage of the balance of mortgage loans before modification were comparable between periods presented. We believe that the rate of default on the loans modified in the prior year period represents acceptable performance from our loan modification program.

Cash Flows, page 92

3.	We note your response to comment 3 and the intended purpose of the table on page 92. Please consider disclosing the cost of managing the liquidated assets in the discussion following the table.

We have included the following disclosures in our Quarterly Report on Form 10-Q for the period ended June 30, 2013 in response to your comments and will include similar disclosures in future filings (additions in bold face):

Our investing activities include the purchase of long-term assets which are not presently cash flowing or are at risk of interruption of cash flows in the near future. Furthermore, much of the investment income we recognize is in the form of valuation adjustments we record recognizing our estimates of the net appreciation in value of the assets as we work with borrowers to either modify their loans or acquire the property securing their loans in settlement thereof. Accordingly, the cash associated with a substantial portion of our revenues is often realized as part of the proceeds of the liquidation of the assets, either through payoff or sale of the mortgage loan or through acquisition and sale of the property securing the loans, many months after we record the revenues.

Ms. Cicely LaMothe

August 16, 2013

The following table illustrates the net gain (loss) in value that we accumulated over the period during which we owned the liquidated assets, as compared to the proceeds actually received and the additional net gain (loss) realized upon liquidation of such assets:

	Quarter ended June 30,
	2013			2012
	Proceeds	Accumulated gains (losses)(1)	Gain on liquidation (2)	Proceeds	Accumulated gains (losses)(1)	Gain on Liquidation (2)
	(in thousands)
Mortgage loans	$68,442	$10,699	$8,039	$52,426	$5,671	$6,493
REO	30,993	(6,255)	(2,936)	41,736	(431)	5,794

	$99,435	$4,444	$5,103	$94,162	$5,240	$12,287

	Six months ended June 30,
	2013			2012
	Proceeds	Accumulated gains (losses)(1)	Gain on liquidation(2)	Proceeds	Accumulated gains (losses)(1)	Gain on liquidation(2)
	(in thousands)
Mortgage loans	$125,790	$17,706	$16,404	$93,110	$9,726	$11,340
REO	63,017	(12,866)	(5,708)	75,300	(659)	12,493

	$188,807	$4,840	$10,696	$168,410	$9,067	$23,833

(1)	Represents valuation gains and losses recognized during the period we held the respective asset but excludes the gain or loss recorded upon sale or repayment of the respective asset.
(2)	Represents the gain or loss recognized as of the date of sale or repayment of the respective asset.

Ms. Cicely LaMothe

August 16, 2013

The amounts included in accumulated gains and gain on liquidation do not include the cost of managing the liquidated assets. The primary expenses incurred at a loan level in managing our portfolio of distressed assets are servicing and activity fees. We do not allocate other costs of managing our assets at a loan level. Rather, they include the amount of accumulated valuation gains and losses recognized throughout the holding period—which may be substantial depending on the collection status of the loan at acquisition and on our success in working with the borrower to resolve the source of distress in the loan—and in the case of REO, includes direct transaction costs incurred in the sale of the property. Accordingly, the preceding amounts do not represent periodic earnings on a cash basis and the amount of gain will have accumulated over varying periods depending on the holding periods and liquidation speed for individual assets.

***

We were unable to derive and perform quality control reviews on the loan-level servicing and activity fees for loans liquidated in the quarters and six month periods ended June 30, 2013 and 2012, in sufficient time to include such amounts in our Quarterly Report on Form 10-Q for the period ended June 30, 2013. We will include these amounts in future filings as follows:

The primary expenses incurred at a loan level in managing our portfolio of distressed assets are servicing and activity fees. From the time of acquisition of the distressed assets through their liquidation dates, we incurred servicing and activity fees of $             for assets liquidated during the quarter ended June 30, 2013; $             for assets liquidated during the quarter ended June 30, 2012; and $             and $             for assets liquidated during the six months ended June 30, 2013 and 2012, respectively. We do not allocate other costs of managing our assets at a loan level.

Consolidated Statements of Income, page F-2

4. We note your response to comment 9 and continue to believe that you should present net interest income in future periodic filings in accordance with Rule 9-04 of Regulation S-X.

Beginning with our Quarterly Report on Form 10-Q for the period ending September 30, 2013, we plan to comply with your request to present net interest income in future periodic filings in accordance with Rule 9-04 of Regulation S-X.

We do not believe that the changes indicated by your request represent a material change or that the information as currently presented is misleading or inaccurate.

Ms. Cicely LaMothe

August 16, 2013

You may call me at (818) 224-7434 if you require clarification or have additional questions. I can also be reached by U.S. mail or by e-mail at anne.mccallion@pnmac.com.

Sincerely,

/s/ Anne D. McCallion
Anne D. McCallion
Chief Financial Officer